Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 5, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value per share for our Class A, Class I, Class T and Class D shares for the month of April 2020; and
•an update on the impact of COVID-19 on our NAV.

Historical NAV per Share

The following table sets forth the net asset value, or NAV, per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of April 2020. There were no Class N shares of our common stock outstanding during this time period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
April 1, 2020	$14.16	$14.24	$14.19	$14.22
April 2, 2020	$14.16	$14.24	$14.19	$14.22
April 3, 2020	$14.14	$14.22	$14.17	$14.20
April 6, 2020	$14.22	$14.30	$14.25	$14.28
April 7, 2020	$14.22	$14.30	$14.26	$14.29
April 8, 2020	$14.29	$14.37	$14.32	$14.35
April 9, 2020	$14.35	$14.43	$14.39	$14.42
April 13, 2020	$14.28	$14.36	$14.31	$14.34
April 14, 2020	$14.31	$14.40	$14.35	$14.38
April 15, 2020	$14.27	$14.35	$14.30	$14.33
April 16, 2020	$14.26	$14.34	$14.29	$14.32
April 17, 2020	$14.27	$14.35	$14.30	$14.33
April 20, 2020	$14.22	$14.30	$14.25	$14.28
April 21, 2020	$14.20	$14.28	$14.23	$14.26
April 22, 2020	$14.22	$14.30	$14.25	$14.28
April 23, 2020	$14.20	$14.28	$14.24	$14.27
April 24, 2020	$14.21	$14.29	$14.24	$14.27
April 27, 2020	$14.24	$14.32	$14.27	$14.30
April 28, 2020	$14.18	$14.27	$14.22	$14.25
April 29, 2020	$14.20	$14.28	$14.23	$14.26
April 30, 2020	$14.19	$14.27	$14.22	$14.25
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com for our publicly offered shares and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website for our publicly offered shares.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. As a daily valued NAV REIT, we are closely monitoring the impact of the coronavirus pandemic on our investments. During March 2020, our NAV per share decreased approximately 1.2% for each share class, and during April 2020, our NAV per share increased approximately 0.2% for each share class. These movements were primarily a result of our real estate securities portfolio which is invested entirely in common stock of publicly traded REITs, which declined in March along with the rest of the broader equities markets. Our securities portfolio recovered somewhat during April 2020 leading to the slight increase in our NAV per share for April.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of certain of our properties have been adjusted downward during April 2020 as determined by our independent valuation advisor. These valuation changes were driven by changing property cash flows based on our April collections, increased projected credit losses, extended lease-up times for currently vacant spaces or increased discount rates. These adjustments have resulted in a total valuation decline of approximately 0.4% for our property portfolio for the month of April 2020. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our real estate property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail. For the entire property portfolio, we collected at least 90% of our contractual rental revenues for the month of April 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 95% collected
•Retail – 99% occupied and 77% collected
•Apartment – 100% occupied and 98% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants with a weighted average remaining lease term of 5.1 years as of March 31, 2020. Our apartment property is a student housing property located just off the University of Georgia campus in Athens, Georgia. As of May 4, 2020, this asset was 90% preleased for the next school year beginning in August 2020, and at higher average rents than those currently in place. We obtain parental guarantees on each student lease.